     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 1998


                                                      REGISTRATION NO. 333-58597
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 2 TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  SAFEWAY INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        94-3019135
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                           5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                                 (925) 467-3000
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                MICHAEL C. ROSS
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  SAFEWAY INC.
                           5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                                 (925) 467-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

               TRACY K. EDMONSON                                 PAUL C. PRINGLE
                   TAITT SATO                                    BROWN & WOOD LLP
                LATHAM & WATKINS                              555 CALIFORNIA STREET
       505 MONTGOMERY STREET, SUITE 1900                     SAN FRANCISCO, CA 94104
      SAN FRANCISCO, CALIFORNIA 94111-2562                        (415) 772-1200
                 (415) 391-0600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two separate prospectuses, one to be used in connection with an offering of Common Stock in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent offering of Common Stock outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical in all respects except for the front cover page.

     The form of the U.S. Prospectus is included herein and the form of the front cover page of the International Prospectus follows the back cover page of the U.S. Prospectus.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Issued July 22, 1998


                               25,000,000 Shares

                                  Safeway Inc.

                                  COMMON STOCK
       LOGO

                            ------------------------


 Of the 25,000,000 Shares of Common Stock offered, 20,000,000 Shares are being offered initially in the United States and Canada by the U.S. Underwriters and
   5,000,000 Shares are being offered initially outside the United States and Canada by the International Underwriters. See "Underwriters." All of the Shares of Common Stock offered are being sold by the Selling Stockholders as described herein under "Principal and Selling Stockholders" and include 21,701,424 presently outstanding Shares and 3,298,576 Shares to be issued concurrently with the consummation of these offerings upon the exercise of outstanding warrants. None of the proceeds from the sale of the Shares will be received by the Company other than $1,649,288 (assuming no exercise of the U.S. Underwriters' over-allotment option) representing the exercise price of the warrants. The
Company's Common Stock is listed on the New York Stock Exchange under the symbol "SWY." On July 20, 1998, the reported last sale price of the Common Stock on the
              New York Stock Exchange Composite Tape was $44 3/16.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                            PRICE $          A SHARE
                            ------------------------

                                                                   UNDERWRITING
                                           PRICE TO                DISCOUNTS AND          PROCEEDS TO SELLING
                                            PUBLIC                COMMISSIONS(1)            STOCKHOLDERS(2)
                                           --------               --------------          -------------------
Per Share........................              $                         $                         $
Total(3).........................              $                         $                         $

------------
    (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."

    (2) Includes $1,649,288 to be paid to the Company representing the exercise price of warrants for 3,298,576 Shares at $0.50 per share. Expenses of
        the offerings, estimated at $        , will be paid by the Company.

    (3) The Selling Stockholders have granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 3,750,000 additional Shares at the price to public, less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
        commissions and proceeds to Selling Stockholders will be $        ,
        $        and $        , respectively, and the total amount to be paid to
        the Company representing the exercise price of warrants will be
        $        . See "Underwriters."
                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that the delivery of the Shares will be made on or about July , 1998, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                                   GOLDMAN, SACHS & CO.
                                                             MERRILL LYNCH & CO.


DONALDSON, LUFKIN & JENRETTE

           ING BARING FURMAN SELZ LLC
                      LEHMAN BROTHERS
                                J.P. MORGAN & CO.
                                         SALOMON SMITH BARNEY
                                                WARBURG DILLON READ LLC

July   , 1998

                                      MAP

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERINGS AND MAY BID FOR, AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERINGS MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Summary...............................    4
Price Range of Common Stock...........    7
Dividend Policy.......................    7
Capitalization........................    8
Selected Financial Data...............    9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   10

                                        PAGE
                                        ----
Business..............................   15
Principal and Selling Stockholders....   20
Description of Capital Stock..........   23
Certain United States Tax Consequences
  to Non-United States Holders........   24
Underwriters..........................   27
Legal Matters.........................   29
Experts...............................   30
Information Incorporated by
  Reference...........................   30

                            ------------------------

                             AVAILABLE INFORMATION

     Safeway Inc. ("Safeway" or the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov., which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission and certain of the Company's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements of the Company, the notes thereto and the other financial data contained elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise indicated, the information in this Prospectus
(i) assumes that the U.S. Underwriters' over-allotment option will not be exercised and (ii) has been adjusted to give effect to a stock distribution whereby each holder of the Company's Common Stock received on February 25, 1998 one additional share of Common Stock for each share owned as of February 10, 1998. This Prospectus, and the documents incorporated herein, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements relate to, among other things, capital expenditures, cost reduction, cash flow and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "management believes," "the Company believes," "the Company intends" and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in the Company's operating regions, including the rate of inflation, population, employment and job growth in the Company's markets; pricing pressures and other competitive factors, which could include pricing strategies, store openings and remodels; results of the Company's efforts to reduce costs; the ability to integrate The Vons Companies, Inc. ("Vons") and achieve operating improvements at Vons; increases in labor costs and deterioration in relations with the union bargaining units representing the Company's employees; issues arising from addressing year 2000 information technology issues; opportunities or acquisitions that the Company may pursue; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                                  THE COMPANY

     Safeway is the second largest food and drug chain in North America (based on sales), with 1,370 stores (including 315 Vons stores) at March 28, 1998. The Company's U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona, the Mid-Atlantic region and western Canada. The Company's Canadian retail operations are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. For each of its ten retail operating areas, the Company believes that it holds the number one or number two market share position for the total area served. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

     On April 8, 1997, the Company completed the merger with Vons pursuant to which the Company issued 83.2 million shares of the Company's Common Stock for all of the shares of Vons common stock that it did not already own (the "Merger"). The Company also holds a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which, as of March 28, 1998, operated 74 food and general merchandise stores in western Mexico.

     Sales and net income for 1997 were $22.5 billion and $557.4 million, respectively. Operating cash flow (FIFO earnings before interest, taxes, depreciation, amortization, equity in earnings from unconsolidated affiliates and extraordinary losses) increased from $777.0 million in 1993 to $1.7 billion in 1997. In addition, diluted income per share (before extraordinary items) increased from $0.25 in 1993 to $1.25 in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

OPERATING STRATEGY

     During the past five years, Safeway's management team has demonstrated proficiency at turning around underperforming assets. Central to its success is a simple but powerful formula that focuses on three key priorities: (1) control costs, (2) increase sales and (3) improve capital management. Management's focus on these three priorities has produced significant progress in the following key measures of financial performance:
     - Identical-store sales growth
     - Expense ratio reduction
     - Working capital management
     - Operating cash flow margin
     - Earnings per share growth

     Safeway continues to be focused on these same three priorities, but there can be no assurance as to the future results the Company will be able to achieve.

     Control Costs

     Safeway has focused on controlling and reducing elements of its cost of sales through better buying practices, lower advertising expenses, distribution efficiencies, manufacturing plant closures and consolidations, improved category management and increased private label mix. The Company's gross profit margin has improved 143 basis points from 27.10% in 1993 to 28.53% in 1997. Safeway's efforts to control or reduce operating and administrative expenses have included overhead reduction in its administrative support functions, negotiation of competitive labor agreements, store level work simplification, consolidation of the Company's information technology operations, elimination of certain corporate perquisites and the general encouragement of a "culture of thrift" among employees. Safeway's operating and administrative expense as a percentage of sales has declined 136 basis points from 24.20% in 1993 to 22.84% in 1997. Vons historically had a higher operating and administrative expense to sales ratio, and the Merger increased goodwill amortization, which caused this ratio to increase from 22.48% in 1996. Safeway has begun to implement certain programs that have been successful at Safeway which are generating operating improvements and cost savings for Vons. On a pro forma basis, operating and administrative expenses as a percentage of sales declined 35 basis points to 22.95% in 1997 from 23.30% in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

     Increase Sales

     Safeway has increased sales by achieving and maintaining competitive pricing, improving store standards, enhancing customer service and offering high quality products. Safeway's efforts to upgrade store standards have focused on improving store appearance, in-stock condition, employee friendliness and speed of checkout. Despite labor disputes in certain of the Company's operating areas and, during 1997, the absence of food price inflation in many of Safeway's operating areas, comparable-store sales rose 2.2% for the year and identical-store sales rose 1.3% for the year and 6.4% over a two-year period. Safeway has over 850 premium corporate brand products under the "Safeway SELECT" banner and recently added "Great Meal Combos," a line of prepared entrees and side dishes, to its deli offerings. Since the Merger, Safeway has been applying certain sales strategies that have been employed successfully by each of Safeway and Vons. For example, Safeway has introduced the Safeway Club Card in many of its operating areas (a customer loyalty program designed to reward frequent shoppers), which was inspired by a similar program at Vons.

     Improve Capital Management

     Safeway's capital management has improved in two key areas: capital expenditures and working capital. In the capital expenditure area, Safeway has expanded its use of standardized layouts and centralized purchasing agreements for building materials, fixtures and equipment for its new stores and remodels. As a result, Safeway's new store prototype is less expensive to build and more efficient to operate than the stores Safeway and Vons previously built and operated. These lower project costs, coupled with Safeway's improved operations, have allowed Safeway to improve its returns on capital investment. Safeway has increased its capital expenditures to $829 million in 1997 from $620 million in 1996 and $503 million in 1995. Combined capital expenditures for Safeway and Vons in fiscal 1998 are expected to increase to approximately $950 million and will be used primarily to open 40 to 45 new stores, complete more than 200 remodels and finish construction of a distribution center in Maryland. Working capital invested in the business has declined substantially since year-end 1993 primarily through lower warehouse inventory levels and improved payables management.

STOCK REPURCHASE

     In connection with the Merger, the Company repurchased 64.0 million shares of the Company's Common Stock from a partnership affiliated with Kohlberg Kravis Roberts & Co. ("KKR") at $21.50 per share, for an aggregate purchase price of $1.376 billion (the "Repurchase"). See "Principal and Selling Stockholders." This reduction of 64.0 million shares partially offset the increase of 83.2 million shares issued pursuant to the Merger. To finance the Repurchase, the Company borrowed funds under a new $3.0 billion bank credit agreement (the "Bank Credit

Agreement") and has since refinanced these borrowings with proceeds from the sale of commercial paper. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Merger with Vons."

                              RECENT DEVELOPMENTS

SECOND QUARTER 1998 EARNINGS

     On July 9, 1998, Safeway reported net income of $193.2 million ($0.38 per share) for the second quarter ended June 20, 1998, compared to $129.9 million ($0.26 per share) for the second quarter of 1997. Net income for the second quarter of 1997 included an extraordinary loss of $4.2 million ($0.01 per share) for the early retirement of debt. In addition, Safeway was engaged in a 75-day labor dispute affecting 74 stores in the Alberta retail operating area which reduced second quarter 1997 net income by approximately $0.04 per share.

     Second quarter sales increased 6.4% to $5.6 billion in 1998 from $5.2 billion in 1997, primarily because of strong store operations and the effect of the 1997 strike in Alberta. Identical-store sales increased 7.4%, while comparable-store sales increased 8.0%. The combined impact of the Alberta strike and the timing of the Easter holiday increased store sale comparisons by approximately 3.4 percentage points.

     Gross profit increased 37 basis points to 29.05% of sales in the second quarter of 1998 from 28.68% in the second quarter of 1997 due primarily to continuing improvements in buying practices and product mix. This improvement was partially offset by promotional spending, including the introduction of the Safeway Club Card in a number of its operating areas. LIFO expense was $2.3 million in the second quarter of 1998. Operating and administrative expense declined 77 basis points to 22.23% of sales in the second quarter of 1998 compared to 23.00% in 1997, reflecting increased sales and ongoing efforts to reduce or control expenses.

     Interest expense declined to $51.5 million in the second quarter of 1998 from $62.7 million for the second quarter of 1997, due primarily to the debt refinancing in the third quarter of 1997. The combination of lower interest expense and strong operating results pushed the interest coverage ratio (operating cash flow divided by interest expense) to an all-time high of 9.74 times. Operating cash flow as a percentage of sales also reached an all-time high of 8.98% for the quarter and 8.14% for the last four quarters.

     Equity in earnings of Casa Ley increased to $4.6 million for the quarter from $4.3 million in 1997.

     Safeway and Vons merged at the beginning of the second quarter of 1997. Consequently, Safeway's income statement for the first 24 weeks of 1998 includes Vons' operating results for the entire period, while the income statement for the first 24 weeks of 1997 includes Vons' operating results for the second quarter plus the effect of Safeway's 34.4% equity interest in Vons in the first quarter. The following discussion compares results for the first 24 weeks of 1998 with pro forma results for the same period in 1997, as if Safeway and Vons had merged at the beginning of 1997. For the first 24 weeks of 1998, sales were $11.0 billion compared to pro forma sales of $10.6 billion in the first 24 weeks of 1997. The gross profit margin improved 39 basis points to 29.04% in 1998 from a pro forma gross margin of 28.65% in 1997. Operating and administrative expense improved 52 basis points to 22.55% of sales in 1998 from pro forma expense of 23.07% in 1997.

     During the first two quarters of 1998, Safeway invested $333.5 million in capital expenditures while opening 13 new stores and closing three stores.

     Unless the context otherwise requires or as otherwise expressly stated, references herein to "Safeway" or the "Company" include Safeway Inc. and its subsidiaries. The principal executive offices of the Company are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and the telephone number is
(925) 467-3000.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been listed on the New York Stock Exchange under the symbol "SWY" since its initial public offering in May 1990.

     The following table sets forth the high and low sales prices for the Company's Common Stock for the fiscal quarters indicated as reported by the New York Stock Exchange Composite Tape. Prices have been adjusted to give effect to two-for-one stock splits effected on January 30, 1996 and February 25, 1998.


                                                               HIGH        LOW
                                                              ------      -----
1995
  First quarter.............................................   $ 9         $ 7 21/32
  Second quarter............................................     9 5/8       7 25/32
  Third quarter.............................................    10 5/32      8 31/32
  Fourth quarter............................................    12 7/8       9 31/32
1996
  First quarter.............................................   $15 1/16    $11 7/32
  Second quarter............................................    17 13/16    13 3/16
  Third quarter.............................................    19 1/8      15 7/8
  Fourth quarter............................................    22 11/16    18 5/8
1997
  First quarter.............................................   $26         $20 9/16
  Second quarter............................................    24 13/16    21 1/8
  Third quarter.............................................    27 3/4      23 1/16
  Fourth quarter............................................    31 23/32    25 11/32
1998
  First quarter.............................................   $37 1/4     $30 1/2
  Second quarter............................................    40 7/16     34
  Third quarter (through July 20, 1998).....................    46 5/8      39 3/4



     The reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape on July 20, 1998 was 44 3/16.


                                DIVIDEND POLICY

     Safeway has not declared or paid any cash dividends on its Common Stock since it was acquired by a corporation formed by KKR in 1986, and does not currently intend to declare or pay any cash dividends. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon Safeway's results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by the Board of Directors. See "Description of Capital Stock -- Dividends."

                                 CAPITALIZATION

     The following table sets forth the short-term debt and the capitalization of Safeway at March 28, 1998 (in millions). None of the proceeds from the sale of the shares of Common Stock offered hereby will be received by the Company other than an aggregate of $1,649,288 representing the exercise price of certain outstanding warrants.

                                                              MARCH 28,
                                                                1998
                                                              ---------
Short-term borrowings(1)....................................  $  317.5
                                                              ========

Long-term debt and capital lease obligations................  $3,098.0
Stockholders' equity:
  Common Stock, par value $0.01 per share; 1,500 shares
     authorized; 540.2 shares outstanding(2)(3).............       5.4
  Additional paid-in capital................................   2,492.2
  Retained earnings.........................................   1,479.8
  Cumulative translation adjustments........................       1.0
  Less: Treasury stock at cost; 61.1 shares.................  (1,314.2)
  Unexercised warrants purchased: 18.2 shares(3)............    (322.7)
                                                              --------
          Total stockholders' equity........................   2,341.5
                                                              --------
          Total capitalization..............................  $5,439.5
                                                              ========

---------------
(1) Consists of the current portion of long-term debt and capital lease obligations.

(2) Excludes 39.9 million shares of Common Stock underlying stock options and
    28.3 million shares of Common Stock issuable upon exercise of warrants (the "SSI Warrants") held by SSI Equity Associates, L.P. ("SSI Equity Associates"). In connection with the offerings, it is anticipated that SSI Warrants to purchase 3,298,576 shares of Common Stock will be exercised for an aggregate exercise price of $1,649,288 and SSI Warrants to purchase 5,990,831 shares of Common Stock will be canceled. See "Principal and Selling Stockholders."

(3) SSI Equity Associates is a partnership whose sole assets consist of the SSI Warrants. At March 28, 1998, 64.5% of the shares issuable upon exercise of the SSI Warrants were attributable to limited partnership interests in SSI Equity Associates owned by Safeway.

                            SELECTED FINANCIAL DATA

                         SAFEWAY INC. AND SUBSIDIARIES
                (DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)

     The financial data below are derived from the audited Consolidated Financial Statements of the Company, except for the financial data for the 12-week periods ended March 28, 1998 and March 22, 1997, which are derived from unaudited financial statements. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and accompanying notes, which are incorporated by reference herein. In the opinion of management, the results of operations for the 12 weeks ended March 28, 1998 and March 22, 1997 contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The results for the 12 weeks ended March 28, 1998 are not necessarily indicative of the results expected for the full year.

                                                   12 WEEKS ENDED
                                                ---------------------      53          52          52          52          52
                                                MARCH 28,   MARCH 22,     WEEKS       WEEKS       WEEKS       WEEKS       WEEKS
                                                  1998       1997(1)     1997(1)      1996        1995        1994        1993
                                                ---------   ---------   ---------   ---------   ---------   ---------   ---------
RESULTS OF OPERATIONS:
Sales.........................................  $5,389.3    $4,077.8    $22,483.8   $17,269.0   $16,397.5   $15,626.6   $15,214.5
                                                ---------   --------    ---------   ---------   ---------   ---------   ---------
Gross profit..................................   1,564.1     1,145.5      6,414.7     4,774.2     4,492.4     4,287.3     4,123.3
Operating and administrative expense..........  (1,232.9)     (920.7)    (5,135.0)   (3,882.5)   (3,765.0)   (3,675.2)   (3,681.8)
                                                ---------   --------    ---------   ---------   ---------   ---------   ---------
Operating profit..............................     331.2       224.8      1,279.7       891.7       727.4       612.1       441.5
Interest expense..............................     (52.9)      (38.7)      (241.2)     (178.5)     (199.8)     (221.7)     (265.5)
Equity in earnings of unconsolidated
  affiliates..................................       5.8        17.2         34.9        50.0        26.9        27.3        33.5
Other income, net.............................       1.3         0.8          2.9         4.4         2.0         6.4         6.8
                                                ---------   --------    ---------   ---------   ---------   ---------   ---------
Income before income taxes and extraordinary
  loss........................................     285.4       204.1      1,076.3       767.6       556.5       424.1       216.3
Income taxes..................................    (120.6)      (81.6)      (454.8)     (307.0)     (228.2)     (173.9)      (93.0)
                                                ---------   --------    ---------   ---------   ---------   ---------   ---------
Income before extraordinary loss..............     164.8       122.5        621.5       460.6       328.3       250.2       123.3
Extraordinary loss, net of tax benefit of
  $41.1, $1.3 and $6.7........................        --          --        (64.1)         --        (2.0)      (10.5)         --
                                                ---------   --------    ---------   ---------   ---------   ---------   ---------
Net income....................................  $  164.8    $  122.5    $   557.4   $   460.6   $   326.3   $   239.7   $   123.3
                                                =========   ========    =========   =========   =========   =========   =========
Diluted earnings per share:
  Income before extraordinary loss............  $   0.33    $   0.26    $    1.25   $    0.97   $    0.68   $    0.51   $    0.25
  Extraordinary loss..........................        --          --        (0.13)         --          --       (0.02)         --
                                                ---------   --------    ---------   ---------   ---------   ---------   ---------
  Net income..................................  $   0.33    $   0.26    $    1.12   $    0.97   $    0.68   $    0.49   $    0.25
                                                =========   ========    =========   =========   =========   =========   =========
FINANCIAL STATISTICS:
Identical-store sales(2)......................       1.2%        3.6%         1.3%        5.1%        4.6%        4.4%        2.1%
Comparable-store sales........................       1.8         4.4          2.2         6.1         5.5         5.0         3.5
Gross profit margin...........................     29.02       28.09        28.53       27.65       27.40       27.44       27.10
Operating and administrative expense as a
  percent of sales............................     22.88       22.58        22.84       22.48       22.96       23.52       24.20
Operating profit margin.......................       6.1         5.5          5.7         5.2         4.4         3.9         2.9
Operating cash flow(3)........................  $  449.4    $  308.6    $ 1,732.3   $ 1,239.5   $ 1,068.6   $   947.6   $   777.0
Operating cash flow margin....................      8.34%       7.57%        7.70%       7.18%       6.52%       6.06%       5.11%
Capital expenditures(4).......................  $  105.5    $   70.0    $   829.4   $   620.3   $   503.2   $   352.2   $   290.2
Depreciation and amortization.................     116.9        80.7        455.8       338.5       329.7       326.4       330.2
Total assets..................................   8,537.2     5,468.3      8,493.9     5,545.2     5,194.3     5,022.1     5,074.7
Total debt....................................   3,415.5     1,931.3      3,340.3     1,984.2     2,190.2     2,196.1     2,689.2
Stockholders' equity..........................   2,341.5     1,322.8      2,149.0     1,186.8       795.5       643.8       382.9
Weighted average shares outstanding -- diluted
  (in millions)...............................     506.7       477.7        497.7       475.7       481.2       494.2       493.8
OTHER STATISTICS:
Vons stores acquired during the period........        --          --          316          --          --          --          --
Total stores at period-end....................     1,370       1,053        1,368       1,052       1,059       1,062       1,078
Remodels completed during the period(5).......       N/A         N/A          181         141         108          71          45
Total retail square footage at period-end (in
  millions)...................................      53.3        40.7         53.2        40.7        40.1        39.5        39.4

---------------
(1) Safeway completed the acquisition of Vons on April 8, 1997. The results of operations of Vons are included in the Company's results of operations as of the beginning of the second quarter of 1997.

(2) Reflects sales increases for stores (excluding replacement stores but including Vons stores for the final 41 weeks of 1997 and 1998) operating the entire measurement period in both the current and prior periods. The 1997 and 1996 annual identical-store sales exclude British Columbia stores, which were closed during a labor dispute in 1996.

(3) Defined on page 12.

(4) Defined under "Business -- Capital Expenditure Program."

(5) Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MERGER WITH VONS

     On April 8, 1997, Safeway completed the Merger. Pursuant to the Merger, Safeway issued 83.2 million shares of Safeway Common Stock for all of the Vons stock that Safeway did not already own. The Merger was accounted for using the purchase method and resulted in additional goodwill which is being amortized over 40 years. Vons is now a wholly-owned subsidiary of Safeway, and as of the beginning of the second quarter of 1997, Safeway's consolidated financial statements include Vons' financial results.

     In connection with the Merger, Safeway repurchased 64.0 million shares of Common Stock from a partnership affiliated with KKR at $21.50 per share, for an aggregate purchase price of $1.376 billion. To finance the Repurchase, Safeway entered into the Bank Credit Agreement, which provides for, among other things, increased borrowing capacity, extended maturities and the opportunity to pay lower interest rates based on improved interest coverage ratios or public debt ratings. During the third quarter of 1997, Safeway entered the commercial paper market and used the proceeds to repay borrowings under the Bank Credit Agreement. The Bank Credit Agreement is used primarily as a backup facility to the commercial paper program. As a result of the Repurchase, Safeway increased its debt and interest expense, but also reduced the number of shares of Common Stock outstanding that otherwise would have been used to calculate earnings per share. This reduction of 64.0 million shares partially offset the increase of
83.2 million shares issued pursuant to the Merger.

RESULTS OF OPERATIONS

     TWELVE WEEKS ENDED MARCH 28, 1998 COMPARED TO 12 WEEKS ENDED MARCH 22, 1997


     Safeway's net income was $164.8 million ($0.33 per share) for the first quarter ended March 28, 1998, compared to $122.5 million ($0.26 per share) for the first quarter of 1997. First-quarter sales increased 32% to $5.4 billion in 1998 from $4.1 billion in 1997 due primarily to the Merger in the second quarter of 1997. Identical-store sales (which exclude replacement stores) increased 1.2% while comparable-store sales increased 1.8%. These same-store sales comparisons were adversely affected by the timing of the Easter holiday.


     Gross profit represents the portion of sales revenue remaining after deducting the costs of inventory sold during the period, including purchase and distribution costs. Gross profit increased 39 basis points to 29.02% of sales in the first quarter of 1998 from combined pro forma gross profit of 28.63% in 1997, primarily due to improvements in buying practices and product mix. Safeway did not record LIFO expense in the first quarter of 1998 reflecting management's expectation of little or no inflation for the full year. Operating and administrative expense was 22.88% of sales in 1998, down 26 basis points from combined pro forma operating and administrative expense of 23.14% in 1997, reflecting increased sales and ongoing efforts to reduce or control expenses. Pro forma information is based on the 1997 combined historical financial statements of Safeway and Vons as if the Merger had occurred at the beginning of the first quarter of 1997.


     Interest expense for the first quarter was $52.9 million in 1998 compared to $38.7 million last year. Interest expense increased because of debt incurred to repurchase stock in conjunction with the Merger. Despite the large increase in interest expense, the quarterly interest coverage ratio (operating cash flow divided by interest expense) improved to an all-time high of 8.50 times in 1998. Operating cash flow, as defined on page 12, also reached an all-time high of 8.34% of sales in the first quarter of 1998. This compares to 7.97% in the first quarter of 1997.


     Equity in earnings of Casa Ley, Safeway's unconsolidated affiliate, was $5.8 million in 1998, up from $5.0 million in 1997. First-quarter 1997 equity in earnings of unconsolidated affiliates also included $12.2 million for Safeway's 35% share of Vons' earnings. Safeway's and Vons' operating results were consolidated beginning with Safeway's second quarter of 1997.

     1997 COMPARED TO 1996 AND 1995

     Safeway's net income was $557.4 million ($1.12 per share) in 1997, $460.6 million ($0.97 per share) in 1996, and $326.3 million ($0.68 per share) in 1995. In 1997 and 1995, income before extraordinary items related to debt refinancings was $621.5 million ($1.25 per share) and $328.3 million ($0.68 per share), respectively.

     Safeway's 1997 income statement includes Vons' operating results since the second quarter plus the effect of Safeway's 34.4% equity interest in Vons in the first quarter, while the 1996 income statement reflects Safeway's equity interest in Vons for the full year. In order to facilitate an understanding of the Company's operations, this financial review presents certain pro forma information based on the 1997 and 1996 combined historical financial statements of the two companies as if the Merger had been effective as of the beginning of each of the years discussed. See Note B to the Company's 1997 Consolidated Financial Statements.

     During the second quarter of 1997, Safeway was engaged in a 75-day labor dispute affecting 74 stores in the Alberta, Canada operating area. The Company estimates that the Alberta strike reduced 1997 net income by approximately $0.04 per share, and labor disputes in the British Columbia and Denver operating areas reduced 1996 net income by an estimated $0.07 per share.

     A nine-day strike during the second quarter of 1995 affected 208 stores in northern California. The Company estimates that this dispute reduced 1995 earnings by approximately $0.01 per share.

     Sales. Sales for the 53 weeks of 1997 were $22.5 billion compared to $17.3 billion for the 52 weeks of 1996. The increase was due primarily to the Merger and the additional week in 1997. Identical-store sales (stores operating the entire year in both 1997 and 1996, excluding replacement stores but including Vons stores for 41 weeks in both years) increased 1.3% while comparable-store sales, which includes replacement stores, increased 2.2%. The effects of the second-quarter strike in Alberta weakened 1997 identical and comparable-store sales comparisons. Lack of inflation also softened 1997 sales comparisons. Excluded from identical and comparable-store sales comparisons are 86 stores in British Columbia that were closed during a strike-lockout for a portion of the second and third quarters of 1996.

     Gross Profit. Gross profit was 28.53% of sales in 1997 compared to 27.65% in 1996 and 27.40% in 1995. On a pro forma basis, gross profit increased to 28.63% of sales in 1997 from 28.20% in 1996, primarily due to improvements in buying practices and product mix. In addition, the Company recorded LIFO income of $6.1 million in 1997 compared to LIFO expense of $4.9 million in 1996 reflecting slight deflation in 1997.

     Operating and Administrative Expense. Operating and administrative expense was 22.84% of sales in 1997 compared to 22.48% in 1996 and 22.96% in 1995.
Safeway's operating and administrative expense-to-sales ratio has increased compared to 1996 because Vons' operating and administrative expense ratio has historically been higher than Safeway's (partially due to the high cost of real estate and labor in southern California). In addition, goodwill amortization has increased by approximately $30 million as a result of the Merger. On a pro forma basis, operating and administrative expense declined 35 basis points to 22.95% of sales in 1997, from 23.30% in 1996.

     Interest Expense. Interest expense increased to $241.2 million in 1997 from $178.5 million in 1996 because of the debt incurred during the second quarter of 1997 to repurchase stock in conjunction with the Merger.

     During 1997, Safeway recorded an extraordinary loss of $64.1 million ($0.13 per share) for the repurchase of $588.5 million of Safeway's public debt, $285.5 million of Vons' public debt, and $40.0 million of medium-term notes. The extraordinary loss represents the payment of premiums on retired debt and the write-off of deferred finance costs, net of the related tax benefit. Safeway financed this repurchase with a public offering of $600 million of senior debt securities and the balance with commercial paper. The refinancing extended Safeway's overall long-term debt maturities and increased its financial flexibility.

     In May 1997, Safeway entered into interest rate cap agreements which expire in 1999 and entitle the Company to receive from counterparties the amounts, if any, by which interest at LIBOR on an $850 million notional amount exceeds 7%. The unamortized cost to purchase the cap agreements was $2.5 million at year-end 1997.

     As of year-end 1997, the Company had effectively converted $135.1 million of its floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. Interest rate swap and cap agreements increased interest expense by $3.3 million in 1997, $3.0 million in 1996 and $0.3 million in 1995. The significant terms of swap and cap agreements outstanding at year-end 1997 are described in Note E to the Company's 1997 Consolidated Financial Statements which are incorporated herein by reference.

     Equity in Earnings of Unconsolidated Affiliates. Safeway records its equity in earnings of unconsolidated affiliates on a one-quarter delay basis.

     Income from Safeway's equity investment in Casa Ley increased to $22.7 million in 1997 from $18.8 million in 1996 and $8.6 million in 1995. For much of 1995, Mexico suffered from high interest rates and inflation which adversely affected Casa Ley. Since 1996, interest rates and inflation in Mexico moderated and Casa Ley's financial results have gradually improved.

     Equity in earnings of unconsolidated affiliates included Safeway's share of Vons' earnings of $12.2 million in the first quarter of 1997, $31.2 million in 1996, and $18.3 million in 1995.

LIQUIDITY AND FINANCIAL RESOURCES

     Net cash flow from operations declined in the first quarter of 1998 compared to the same quarter in 1997 because of changes in working capital. The largest change was due to a decrease in accounts payable related to capital expenditures.

     Cash flow used by investing activities for the first 12 weeks of the year was $105.2 million in 1998, compared to $55.3 million in 1997, which was primarily the result of increased capital expenditures to open three new stores and to continue construction of a new distribution center in Maryland.

     Financing activities provided cash flow of $73.4 million in the first quarter of 1998 which was used primarily to fund increased capital expenditures. Financing activities used cash of $63.3 million in the first quarter of 1997.

     Net cash flow from operations as presented on the Condensed Consolidated Statements of Cash Flows is an important measure of cash generated by the Company's operating activities. Operating cash flow, as defined below, is similar to net cash flow from operations because it excludes certain noncash items. However, operating cash flow also excludes interest expense and income taxes. Management believes that operating cash flow is relevant because it assists investors in evaluating Safeway's ability to service its debt by providing a commonly used measure of cash available to pay interest, and it facilitates comparisons of Safeway's results of operations with those companies having different capital structures. However, other companies may define operating cash flow differently, and as a result, such measures may not be comparable to Safeway's operating cash flow. Safeway's computation of operating cash flow is as follows:

                                              12 WEEKS ENDED
                                          ----------------------
                                          MARCH 28,    MARCH 22,    52 WEEKS     52 WEEKS     52 WEEKS
                                            1998         1997         1997         1996         1995
                                          ---------    ---------    ---------    ---------    ---------
                                                              (DOLLARS IN MILLIONS)
Income before income taxes and
  extraordinary loss....................   $ 285.4      $ 204.1     $ 1,076.3    $   767.6    $   556.5
LIFO expense(income)....................        --          2.3          (6.1)         4.9          9.5
Interest expense........................      52.9         38.7         241.2        178.5        199.8
Depreciation and amortization...........     116.9         80.7         455.8        338.5        329.7
Equity in earnings of unconsolidated
  affiliates............................      (5.8)       (17.2)        (34.9)       (50.0)       (26.9)
                                           -------      -------     ---------    ---------    ---------
Operating cash flow.....................   $ 449.4      $ 308.6     $ 1,732.3    $ 1,239.5    $ 1,068.6
                                           =======      =======     =========    =========    =========
  As a percent of sales.................      8.34%        7.57%         7.70%        7.18%        6.52%
  As a multiple of interest expense.....      8.50x        7.97x         7.18x        6.94x        5.35x

     Based upon the current level of operations, Safeway believes that operating cash flow and other sources of liquidity, including borrowings under Safeway's commercial paper program and the Bank Credit Agreement, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. The Bank Credit Agreement is used primarily as a backup facility to the commercial paper program.

WARRANTS

     SSI Equity Associates, a related party, is a limited partnership whose sole assets consist of warrants to purchase 28.3 million shares of Common Stock at $0.50 per share. The SSI Warrants are exercisable through November 15, 2001. During 1996 and 1995, the Company acquired 64.5% of the partnership interests in SSI Equity Associates for $322.7 million, which was accounted for as a reduction to stockholders' equity.

STOCK OFFERINGS

     In December 1997 and January 1998, the Company completed the public offering of an aggregate of 56.5 million shares of Common Stock owned by affiliates of KKR, including 6.5 million shares issued upon the exercise of SSI Warrants. In connection with the offering, SSI Warrants to purchase 11.9 million shares attributable to the limited partnership interest owned by Safeway were canceled. The Company received proceeds totaling $3.3 million for the exercise of the warrants. Affiliates of KKR received the balance of proceeds from the stock offering.


     In February 1996, the Company completed the public offering of 45.9 million shares of Common Stock owned by affiliates of KKR, including 4.4 million shares issued upon the exercise of SSI Warrants, and 0.4 million shares issued upon the exercise of employee stock options. Also in 1996, SSI Warrants to purchase 4.6 million shares attributable to the limited partnership interests owned by Safeway were canceled. The Company received proceeds of $2.4 million for the exercise price of the options and warrants. Affiliates of KKR and the option holder received the balance of proceeds from the stock offering.


CAPITAL EXPENDITURE PROGRAM

     A component of the Company's long-term strategy is its capital expenditure program. During 1997, Safeway and Vons together invested $829.4 million in capital expenditures to, among other things, open 37 new stores and begin work on a new distribution center in Maryland. Combined capital expenditures for Safeway and Vons in fiscal 1998 are expected to increase to approximately $950 million to open 40 to 45 new stores, complete more than 200 remodels and finish construction of the Maryland distribution center.

YEAR 2000 COMPLIANCE

     The year 2000 issue is the result of computer programs that were written using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000 and beyond, some level of modification or replacement of such applications will be necessary to avoid system failures and the temporary inability to process transactions or engage in other normal business activities.

     The Company utilizes a significant number of computer software programs and operating systems across its entire organization, including applications used in stores, manufacturing, product development, financial business systems and various administrative functions. The Company has completed its identification of applications that are not "year 2000" compliant and has commenced modification or replacement of such applications, as necessary. In addition, the Company is communicating with major vendors to determine the extent to which the Company is vulnerable to third-party year 2000 compliance issues. Based upon the information known at this time about the Company's systems that are non-compliant, coupled with the Company's ongoing, normal course-of-business efforts to upgrade or replace critical systems, as necessary, management does not expect year 2000 compliance costs to have any material adverse impact on the Company's liquidity or ongoing results of operations. No assurance can be given, however, that all of the Company's and vendors' systems will be year 2000 compliant or that compliance costs or the impact of any failure to achieve substantial year 2000 compliance will not have a material adverse effect on the Company's future liquidity or results of operations.

NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130 (Reporting Comprehensive Income), which requires that a Company report, by major components and as a single total, the change in its net assets during the period from nonowner sources, and No. 131 (Disclosures about Segments of an Enterprise and Related Information), which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997, with earlier application permitted.

     In March 1998, the American Institute of Certified Public Accountants finalized SOP 98-1 (Accounting for the Costs of Computer Software Developed or Obtained for Internal Use), which defines the types of costs that are capitalizable for computer software projects and requires all other costs to be expensed in the period incurred. The new SOP requires that in order for costs to be capitalizable they must be intended to create a new system or add identifiable functionality to an existing system. This SOP is effective for fiscal years beginning after December 15, 1998. Although the Company has not fully assessed the implications of this new statement, the Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (Accounting for Derivative Instruments and Hedging Activities), which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Although the Company has not fully assessed the implications of this new statement, the Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

                                    BUSINESS

     Safeway is the second largest food and drug chain in North America (based on sales), with 1,370 stores (including 315 Vons stores) at March 28, 1998. The Company's U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona, the Mid-Atlantic region and western Canada. The Company's Canadian retail operations are located primarily in British Columbia, Alberta and Manitoba/Saskatchewan. For each of its ten retail operating areas, the Company believes that it holds the number one or number two market share position for the total area served. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

     On April 8, 1997, the Company completed the Merger pursuant to which the Company issued 83.2 million shares of the Company's Common Stock for all of the shares of Vons common stock that it did not already own. The Company also holds a 49% interest in Casa Ley, which, as of March 28, 1998, operated 74 food and general merchandise stores in western Mexico.

     Sales and net income for 1997 were $22.5 billion and $557.4 million, respectively. Operating cash flow (FIFO earnings before interest, taxes, depreciation, amortization, equity in earnings from unconsolidated affiliates and extraordinary losses) increased from $777.0 million in 1993 to $1.7 billion in 1997. In addition, diluted income per share (before extraordinary items) increased from $0.25 in 1993 to $1.25 in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

OPERATING STRATEGY

     During the past five years, Safeway's management team has demonstrated proficiency at turning around underperforming assets. Central to its success is a simple but powerful formula that focuses on three key priorities: (1) control costs, (2) increase sales and (3) improve capital management. Management's focus on these three priorities has produced significant progress in the following key measures of financial performance:

        - Identical-store sales growth

        - Expense ratio reduction

        - Working capital management

        - Operating cash flow margin

        - Earnings per share growth

     Safeway continues to be focused on these same three priorities, but there can be no assurance as to the future results the Company will be able to achieve.

  Control Costs

     Safeway has focused on controlling and reducing elements of its cost of sales through better buying practices, lower advertising expenses, distribution efficiencies, manufacturing plant closures and consolidations, improved category management and increased private label mix. The Company's gross profit margin has improved 143 basis points from 27.10% in 1993 to 28.53% in 1997. Safeway's efforts to control or reduce operating and administrative expenses have included overhead reduction in its administrative support functions, negotiation of competitive labor agreements, store level work simplification, consolidation of the Company's information technology operations, elimination of certain corporate perquisites and the general encouragement of a "culture of thrift" among employees. Safeway's operating and administrative expense as a percentage of sales has declined 136 basis points from 24.20% in 1993 to 22.84% in 1997. Vons historically had a higher operating and administrative expense to sales ratio, and the Merger increased goodwill amortization, which caused this ratio to increase from 22.48% in 1996. Safeway has begun to implement certain programs that have been successful at Safeway which are generating operating improvements and cost savings for Vons. On a pro forma basis, operating and administrative expenses as a percentage of sales declined 35 basis points to 22.95% in 1997 from 23.30% in 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

  Increase Sales

     Safeway has increased sales by achieving and maintaining competitive pricing, improving store standards, enhancing customer service and offering high quality products. Safeway's efforts to upgrade store standards have focused on improving store appearance, in-stock condition, employee friendliness and speed of checkout. Despite labor disputes in certain of the Company's operating areas and, during 1997, the absence of food price inflation in many of Safeway's operating areas, comparable-store sales rose 2.2% for the year and identical-store sales rose 1.3% for the year and 6.4% over a two-year period. Safeway has over 850 premium corporate brand products under the "Safeway SELECT" banner and recently added "Great Meal Combos," a line of prepared entrees and side dishes, to its deli offerings. Since the Merger, Safeway has been applying certain sales strategies that have been employed successfully by each of Safeway and Vons. For example, Safeway has introduced the Safeway Club Card in many of its operating areas (a customer loyalty program designed to reward frequent shoppers), which was inspired by a similar program at Vons.

  Improve Capital Management

     Safeway's capital management has improved in two key areas: capital expenditures and working capital. In the capital expenditure area, Safeway has expanded its use of standardized layouts and centralized purchasing agreements for building materials, fixtures and equipment for its new stores and remodels. As a result, Safeway's new store prototype is less expensive to build and more efficient to operate than the stores Safeway and Vons previously built and operated. These lower project costs, coupled with Safeway's improved operations, have allowed Safeway to improve its returns on capital investment. Safeway has increased its capital expenditures to $829 million in 1997 from $620 million in 1996 and $503 million in 1995. Combined capital expenditures for Safeway and Vons in fiscal 1998 are expected to increase to approximately $950 million and will be used primarily to open 40 to 45 new stores, complete more than 200 remodels and finish construction of the Maryland distribution center. Working capital invested in the business has declined substantially since year-end 1993 primarily through lower warehouse inventory levels and improved payables management.

RETAIL OPERATIONS

  Stores

     Safeway operates stores ranging in size from approximately 5,900 square feet to over 89,000 square feet. Safeway determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested. Most stores offer a wide selection of both food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral and pharmacy. In most of Safeway's larger stores, specialty departments are showcased in each corner and along the perimeter walls of the store to create a pleasant shopping atmosphere. Safeway's primary new store prototype is 55,000 square feet and is designed to accommodate changing consumer needs and to achieve certain operating efficiencies.

     Safeway continues to operate a number of smaller stores which offer an extensive selection of food and general merchandise, and generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be feasible because of space limitations and/or community needs or restrictions.

     The following table summarizes the stores operated by Safeway by size at March 28, 1998:

                                                              NUMBER OF    PERCENT OF
                                                               STORES        TOTAL
                                                              ---------    ----------
Less than 30,000 square feet................................      368         26.9%
30,000 to 50,000............................................      728         53.1
More than 50,000............................................      274         20.0
                                                                -----        -----
          Total stores......................................    1,370        100.0%
                                                                =====        =====

  Store Ownership

     At March 28, 1998, Safeway owned more than one-third of its stores. Safeway leased the remaining stores. In recent years, the Company has opted for ownership of new developments where possible because it provides greater control and flexibility with respect to financing terms, remodeling, expansions and closures.

  Merchandising

     Safeway's operating strategy is to provide value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. The Company emphasizes high quality perishables, such as produce and meat, and specialty departments, including in-store bakery, delicatessen, floral and pharmacy, designed to provide one-stop shopping for today's busy shoppers.

     Safeway has developed a line of over 850 premium corporate brand products under the "Safeway SELECT" banner. These products include, among others, soft drinks, pasta and pasta sauces, salsa, whole bean coffee, cookies, ice cream, yogurt, pet food and laundry detergent. The line also includes Safeway SELECT "Healthy Advantage" items such as low-fat ice cream and low-fat cereal bars, Safeway SELECT "Gourmet Club" frozen entrees and hors d'oeuvres.

     The Safeway SELECT line is designed to offer premium quality products that are equal or superior in quality to comparable best-selling nationally advertised brands, are offered at more competitive prices, or are not available from national brand manufacturers. Safeway also offers a wide selection of private label products under well-known and respected brand names such as Safeway, Vons, Lucerne, Jerseymaid and Mrs. Wright's, which Safeway believes are equivalent in quality to comparable nationally advertised brands.

     The Company continually refines its merchandising strategies, which are designed to identify and accommodate changing demographics, lifestyles and product preferences of its customers. Safeway has intensified its efforts to improve in-stock conditions and enhance merchandise presentation and selection.

MANUFACTURING AND WHOLESALE OPERATIONS

     The principal function of manufacturing operations is to purchase, manufacture and process private label merchandise sold in stores operated by the Company. As measured by sales dollars, over one-half of Safeway's private label merchandise is manufactured in company-owned plants, and the remainder is purchased from third parties.

     During 1993, Safeway began a review to identify manufacturing operations that were not providing acceptable returns. This review resulted in the sale or closure of 19 plants from 1993 through March 28, 1998 and a reorganization of the manufacturing division administrative office during 1994. In 1998, Safeway expects to have fully operational a new food processing plant in California which will replace one that was closed in 1997 and another that is expected to close in 1998. The ongoing review of all remaining manufacturing operations may result in additional plant closures.

     Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private label products to independent grocery stores and institutional customers.

     Safeway operated the following manufacturing and processing facilities at March 28, 1998:

                                                              U.S.        CANADA
                                                              ----        ------
Milk plants.................................................    7            3
Bread baking plants.........................................    6            2
Ice cream plants............................................    5            2
Cheese and meat packaging plants............................    2            1
Soft drink bottling plants..................................    4           --
Fruit and vegetable processing plants.......................    1            3
Other food processing plants................................    3            2
Pet food plants.............................................    1           --
                                                               --           --
          Total.............................................   29           13
                                                               ==           ==

     In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its U.S. manufacturing headquarters in Walnut Creek, California.

DISTRIBUTION

     Each of Safeway's ten retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway has 13 distribution/warehousing centers (ten in the United States and three in Canada), which collectively provide the majority of all products to stores operated by the Company. Safeway's distribution centers in northern California and British Columbia are operated by a third party. Management regularly reviews distribution operations focusing on whether these operations support their operating areas in a cost-effective manner. As a result of such reviews, Safeway is constructing a replacement distribution center in Maryland and expects to complete it by the end of 1998.

CAPITAL EXPENDITURE PROGRAM

     A component of the Company's long-term strategy is its capital expenditure program. The Company's capital expenditure program funds new stores, remodels, advances in information technology, and other facilities, including plant and distribution facilities and corporate headquarters. In the last several years, Safeway management has significantly strengthened its program to select and approve new capital investments, resulting in improved returns on investment.

     The table below reconciles cash paid for property additions reflected in the Company's Consolidated Statements of Cash Flows to Safeway's broader definition of capital expenditures, excluding Vons, and also details changes in the Company's store base during such period:

                                                         1997      1996      1995
                                                        ------    ------    ------
                                                          (DOLLARS IN MILLIONS)
Cash paid for property additions......................  $758.2    $541.8    $450.9
Less: Purchases of previously leased properties.......   (28.2)    (13.2)     (9.9)
Plus: Present value of all lease obligations
      incurred........................................    91.3      91.7      62.2
     Mortgage notes assumed in property
      acquisitions....................................     0.9        --        --
Vons first quarter expenditures.......................     7.2        --        --
                                                        ------    ------    ------
Total capital expenditures............................  $829.4    $620.3    $503.2
                                                        ======    ======    ======
Capital expenditures as a percent of sales............     3.7%      3.6%      3.1%
Vons stores acquired..................................     316        --        --
New stores opened.....................................      37        30        32
Stores closed or sold.................................      37        37        35
Remodels..............................................     181       141       108
Total retail square footage at year-end (in
  millions)...........................................    53.2      40.7      40.1

     Improved operations and lower project costs have raised the return on capital projects, allowing Safeway to increase capital expenditures to $829 million in 1997 from $620 million in 1996 and $503 million in 1995. During the first quarter of 1998, Safeway invested $105.5 million in capital expenditures to, among other things, open three new stores and continue the construction of a new distribution center in Maryland. Combined capital expenditures for Safeway and Vons in fiscal 1998 are expected to increase to approximately $950 million and will be used primarily to open 40 to 45 new stores, complete more than 200 remodels and finish construction of the Maryland distribution center.

ACQUISITIONS

     Management believes that the supermarket industry is fragmented and that there may be opportunities to make acquisitions that would enhance Safeway's long-term growth. Safeway's criteria for considering acquisition targets include, but are not limited to, strong market share and the potential for improving EBITDA margin. These criteria are subject to review and modification from time to time. There can be no assurance that Safeway will complete any such acquisition or that, if completed, the business acquired will make any contribution to Safeway's long-term growth.

EMPLOYEES

     At March 28, 1998, Safeway had approximately 146,000 full and part-time employees. Approximately 90% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-to-five-year terms. Accordingly, Safeway renegotiates a significant number of these agreements every year.

     Safeway has concluded early negotiations and signed new labor contracts covering employees whose collective bargaining agreements had been due to expire in 1998. Certain of these contracts were with employees represented by the United Food and Commercial Workers Union in northern California and Seattle and Spokane, Washington. In addition, union members in British Columbia ratified a new labor contract. Management considers the terms of these new contracts to be satisfactory. As a result of these early negotiations, the only significant remaining labor contracts to be negotiated in 1998 are in the Winnipeg operating area covering approximately 40 stores and the Vons distribution centers in southern California.

     In the last three years there have been four significant work stoppages. During the second quarter of 1997, Safeway was engaged in a 75-day labor dispute affecting 74 stores in the Alberta, Canada operating area. The Company continued to operate the affected stores with a combination of replacement workers, management and employees who returned to work. During the second and third quarters of 1996, Safeway was engaged in a labor dispute in British Columbia which lasted 40 days and affected 86 stores. Under Provincial law in British Columbia, replacement workers could not be hired, and therefore all the affected stores were closed throughout the strike-lockout. Separately, the Company was engaged in a strike-lockout in the Denver operating area which lasted 44 days also during the second and third quarters of 1996. All of the Denver stores operated during the strike-lockout, largely with replacement workers. A nine-day strike during the second quarter of 1995 affected 208 stores in northern California. These work stoppages were resolved in a manner that management considered generally satisfactory. Safeway estimates that the Alberta strike reduced 1997 net income by approximately $0.04 per share, that the combined impact of the disputes in Denver and British Columbia reduced 1996 earnings by approximately $0.07 per share, and that the dispute in northern California reduced 1995 earnings by an estimated $0.01 per share.

     The Company has performance-based compensation plans that cover approximately 7,750 management employees. Performance-based compensation plans set overall bonus levels based upon both operating results and working capital management. Individual bonuses are based on job performance. Certain employees are covered by capital investment bonus plans which measure the performance of capital projects based on operating performance over several years.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     All of the shares of Common Stock being offered hereby are being sold by certain stockholders of the Company included in the following table (the "Selling Stockholders").

     The following table also sets forth information regarding the beneficial ownership of Safeway's outstanding Common Stock as of March 28, 1998, and as adjusted to give effect to the offerings, for (i) each of Safeway's directors,
(ii) each of the Selling Stockholders, (iii) the Company's Chief Executive Officer, (iv) each of the Company's four other most highly compensated executive officers and (v) each person believed by Safeway to own beneficially more than 5% of its outstanding shares of Common Stock. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them. The address of KKR Associates, L.P., SSI Equity Associates and SSI Partners, L.P. is 9 West 57th Street, New York, New York 10019.

                                             BEFORE OFFERINGS                               AFTER OFFERINGS
                                        ---------------------------                    --------------------------
                                         NUMBER OF                      NUMBER OF      NUMBER OF
                                         SHARES(1)    PERCENTAGE(1)   SHARES OFFERED   SHARES(1)    PERCENTAGE(1)
                                        -----------   -------------   --------------   ----------   -------------
KKR Associates, L.P.(2)...............  104,529,450       21.8          21,701,424     82,828,026       17.2
  James H. Greene, Jr.(3).............      144,402          *                            144,402          *
  Henry R. Kravis(4)..................      --                                             --
  Robert I. MacDonnell(5).............       85,504          *                             85,504          *
  George R. Roberts(6)................      --                                             --
SSI Equity Associates, L.P.(7)........   28,297,940        5.6           3,298,576     19,008,533        3.8
Paul Hazen(8).........................      204,168          *                            204,168          *
Peter A. Magowan(8)...................    3,397,600          *                          3,397,600          *
William Y. Tauscher...................        4,467          *                              4,467          *
Steven A. Burd(9).....................    3,536,822          *                          3,536,822          *
Kenneth W. Oder(9)(10)................    1,912,144          *                          1,912,144          *
David G. Weed(9)......................      178,443          *                            178,443          *
Michael C. Ross(9)....................      774,275          *                            774,275          *
Gary D. Smith(9)......................      188,370          *                            188,370          *
FMR Corp.(11).........................   42,115,364        8.8                         42,115,364        8.7
American Express Company and American
  Express Financial Corporation(12)...   29,279,798        6.1                         29,279,798        6.1

---------------
  *  Less than 1%

 (1) For purposes of this table, a person or a group of persons is deemed to have "beneficial ownership" as of a given date of any shares which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within 60 days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.


 (2) The shares are owned of record by KKR Associates, L.P. ("KKR Associates") and two limited partnerships (the "Common Stock Partnerships"), the sole general partner of each of which is KKR Associates. KKR Associates, in its capacity as general partner, may be deemed to beneficially own such shares. Messrs. Greene, Kravis, MacDonnell, Roberts, Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Michael W. Michelson, Paul E. Raether, Clifton S. Robbins and Scott Stuart, as general partners of KKR Associates, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership. Messrs. Greene, Kravis, MacDonnell, and Roberts are members of Safeway's Board of Directors. See "Capitalization."


 (3) Represents shares owned jointly by Mr. Greene and his wife. Does not include 20,000 shares owned by Mrs. Greene, as to which Mr. Greene disclaims any beneficial ownership. Does not include 12,000 shares held in trust by Mrs. Greene for the benefit of their children, as to which Mr. Greene disclaims any beneficial ownership.

 (4) Does not include 800,000 shares held by Mr. Kravis as a trustee of an irrevocable trust created by Mr. Roberts for the benefit of his children (the "Roberts Trust"). As co-trustee, Mr. Kravis shares the authority to vote and dispose of the shares, but has no economic interest in such shares.

 (5) Does not include 120,000 shares held in an irrevocable trust created by Mr. MacDonnell for the benefit of his children (the "MacDonnell Trust") with respect to which Mr. MacDonnell disclaims any beneficial ownership.

 (6) Does not include 120,000 shares held by Mr. Roberts as a trustee of the MacDonnell Trust. As co-trustee, Mr. Roberts shares the authority to vote and to dispose of the shares, but has no economic interest in such shares. Does not include 800,000 shares held in the Roberts Trust with respect to which Mr. Roberts disclaims any beneficial ownership.

 (7) SSI Equity Associates is a Delaware limited partnership, the sole general partner of which is SSI Partners, L.P., a Delaware limited partnership. SSI Partners, L.P., in its capacity as general partner, may be deemed to own any shares beneficially owned by SSI Equity Associates, L.P. Messrs. Kravis, MacDonnell, Raether and Roberts, as general partners of SSI Partners, L.P., may be deemed to share beneficial ownership of any shares beneficially owned by SSI Partners, L.P., but disclaim any such beneficial ownership. Messrs. Kravis, MacDonnell and Roberts are members of Safeway's Board of Directors. All 28,297,940 shares shown as beneficially owned before the offerings represent shares of Common Stock issuable upon exercise of SSI Warrants. In connection with the offerings, SSI Equity Associates will sell to the Underwriters SSI Warrants to purchase 3,298,576 shares of Common Stock which will be exercised and sold in the offerings. SSI Equity Associates also will transfer to Safeway for cancellation SSI Warrants to purchase 5,990,831 shares of Common Stock, such SSI Warrants representing the pro rata portion of the SSI Warrants that are attributable to the limited partnership interests held by Safeway. See "Capitalization." Following the offerings, SSI Equity Associates will hold SSI Warrants to purchase 19,008,533 shares of Common Stock (of which 12,258,791 shares will be attributable to limited partnership interests held by Safeway).

 (8) Includes shares issuable upon exercise of stock options as follows: Mr. Hazen, 162,500 and Mr. Magowan, 700,000.

 (9) Includes shares issuable upon exercise of stock options as follows: Mr. Burd, 3,082,262; Mr. Oder, 1,800,000; Mr. Weed, 160,000; Mr. Ross, 720,000
     and Mr. Smith, 152,400. Does not include shares issuable upon exercise of stock options which are not vested.

(10) Does not include 7,152 shares held by Mr. Oder as trustee of irrevocable trusts created by Mr. Burd for the benefit of his children. As trustee, Mr. Oder has the authority to vote and dispose of the shares, but has no economic interest in such shares.

(11) All information regarding FMR Corp. and its affiliates is based on information disclosed in the Schedule 13G filed by FMR Corp., Edward C. Johnson 3d and Abigail Johnson on February 14, 1998 (the "FMR Schedule 13G"). According to the FMR Schedule 13G, (i) Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., is the beneficial owner of 37,842,974 of such shares as a result of acting as investment adviser to various investment companies, (ii) Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp., is the beneficial owner of 3,182,390 of such shares as a result of its serving as investment manager of institutional account(s), (iii) Fidelity International Limited is the beneficial owner of 1,090,000 of such shares as a result of its providing investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors, (iv) FMR Corp., Edward C. Johnson 3d and Abigail Johnson each has sole dispositive power over all of such shares and (v) FMR has sole voting power over 2,765,990 of such shares. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(12) All information regarding American Express Company and American Express Financial Corporation is based on information disclosed in a Schedule 13G filed by American Express Company and American Express Financial Corporation on January 30, 1998 (the "AMEX Schedule 13G"). According to the AMEX Schedule 13G, American Express Company disclaims beneficial ownership of the securities referred to in the

AMEX Schedule 13G. The address of American Express Company is American Express Tower, 200 Vesey Street, New York, New York 10285, and the address of American Express Financial Corporation is IDS Tower 10, Minneapolis, Minnesota 55440.


     Following the offerings, the Common Stock Partnerships and KKR Associates will hold 82,828,026 shares of Common Stock, which will represent approximately 17.2% of the outstanding Common Stock and 15.7% on a fully diluted basis. The Common Stock Partnerships, KKR Associates, and their general partners will continue to be able to exercise effective control over the Company through their representation on the Board of Directors.



     SSI Associates, L.P. ("SSI Associates"), one of the Common Stock Partnerships, made its investment in Safeway in 1986. The limited partnership agreement pursuant to which SSI Associates was organized will, by its terms, expire on December 31, 1998 unless amended by all of the limited partners to extend the term beyond such date. There can be no assurance that KKR Associates, the general partner of SSI Associates, will seek such amendments, or, if sought, that such amendments will be approved by the limited partners. If such partnership agreement expires, the limited partnership will dissolve. In the event of the dissolution and winding up of SSI Associates, KKR Associates will have sole discretion regarding the timing (which may be one or more years after the expiration of the partnership agreement) and manner of the disposition of any Common Stock held by such partnership, including public or private sales of such Common Stock, the distribution of such Common Stock to the limited partners of SSI Associates, or a combination of the foregoing. KKR Associates will own directly approximately 43 million of the 82.8 million shares referenced above, following the offerings. Such partnership is not subject to the termination provisions applicable to SSI Associates.


     In connection with the offerings, SSI Equity Associates will sell to the Underwriters SSI Warrants to purchase 3,298,576 shares of Common Stock which will be exercised and sold in the offerings. SSI Equity Associates also will transfer to Safeway for cancellation SSI Warrants to purchase 5,990,831 shares of Common Stock, such SSI Warrants representing the pro rata portion of the SSI Warrants that are attributable to the limited partnership interests held by Safeway. See "Capitalization." Following the offerings, SSI Equity Associates will hold SSI Warrants to purchase 19,008,533 shares of Common Stock (of which 12,258,791 shares will be attributable to limited partnership interests held by Safeway).

     The Company and the Selling Stockholders have agreed not to (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) with respect to the Company only, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except for (i) the shares to be sold in the offerings and the SSI Warrants to be canceled, (ii) any shares of Common Stock issued by the Company pursuant to stock option plans in effect on the date of this Prospectus, (iii) option grants under stock option plans in effect on the date of this Prospectus, (iv) any agreement of the Company in connection with an acquisition of assets or properties or any capital stock issuable pursuant to the terms of such an agreement, (v) capital stock issuable upon the exercise of warrants outstanding on the date of this Prospectus or (vi) the cancellation of warrants for a period of at least 90 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters. If any such consent is given it would not necessarily be preceded or followed by a public announcement thereof.

     The Company, the Common Stock Partnerships, SSI Equity Associates and certain other parties entered into an agreement dated as of November 25, 1986 (the "Registration Agreement"), a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part, pursuant to which the Company agreed to register the offer and sale of shares of Common Stock held by such parties, including the shares of Common Stock offered hereby, under the Securities Act, and such parties and the Company agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act in connection with the sale of the shares pursuant to the Registration Agreement. Pursuant to the Registration Agreement, the Common Stock Partnerships and SSI Equity Associates are required to pay the underwriting discounts and commissions and transfer taxes, if any, associated with the offerings, and the Company is required to pay substantially all expenses directly associated with the offerings, including, without limitation, the cost of registering the shares offered hereby, including the applicable registration and filing fees, printing expenses, certain underwriting expenses and applicable expenses for legal counsel and accountants incurred by the Company or the Common Stock Partnerships and SSI Equity Associates.

     No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options or warrants), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Pursuant to Safeway's Restated Certificate of Incorporation, as amended (the "Restated Certificate"), the authorized capital stock of Safeway consists of 1,500,000,000 shares of Common Stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. At March 28, 1998, Safeway had outstanding 479,038,274 shares of Common Stock and no outstanding shares of preferred stock. All shares of Common Stock are fully paid and nonassessable. As of March 28, 1998, there were approximately 9,237 holders of record of Common Stock.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. In the event of a liquidation, dissolution or winding-up of Safeway, the holders of Common Stock are entitled to share equally and ratably in the assets of Safeway, if any, remaining after the payment of all debts and liabilities of Safeway and the liquidation preference of any outstanding preferred stock. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

     The Restated Certificate provides for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class will hold office until the third annual meeting for election of directors following the election of such class.

     Safeway's By-laws provide for additional notice requirements for stockholder nominations and proposals at annual or special meetings of Safeway. At annual meetings, stockholders may submit nominations for directors or other proposals only upon written notice to Safeway at least 50 days prior to the annual meeting.

     The Common Stock is listed on the New York Stock Exchange. The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

PREFERRED STOCK

     The Board of Directors of Safeway is authorized without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of preferred stock and there are no plans, agreements or understandings for the issuance of any shares of preferred stock.

DIVIDENDS

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to certain limitations in the Bank Credit Agreement. See "Dividend Policy."

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

GENERAL

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person or entity (a "Non-U.S. Holder"). As used in this discussion, the term "Non-U.S. Holder" means any person or entity that is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership. An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens and residents.

     This discussion does not address all aspects of United States federal income and estate taxes or consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Nor does it deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and public administrative and judicial interpretations thereof, all of which are subject to changes which could be applied retroactively. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK.

DIVIDENDS

     The Company does not currently intend to pay cash dividends on shares of Common Stock. See "Dividend Policy". In the event that such dividends are paid on shares of Common Stock, except as described below, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States. If the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, if a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, the dividends will be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the 30% withholding tax described above (assuming the necessary certification and disclosure requirements are met). Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), and, under currently applicable United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently promulgated United States Treasury regulations generally effective with respect to payments made after December 31, 1999, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) will be required to satisfy specified certification and other requirements, which will include filing a Form W-8 containing the Non-U.S. Holder's name, address and a certification that such Holder is eligible for the benefits of the treaty under its Limitations in Benefits Article. In addition, certain certification and disclosure requirements must be met to be exempt from withholding under the effectively connected income exemption discussed above.

     A Non-U.S. Holder of Common Stock who is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate, timely claim for refund with the United States Internal Revenue Service (the "Service").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on a disposition of a share of Common Stock unless (i) subject to the exception discussed below, the Company is or has been a "United States real property holding corporation" (a "USRPHC") within the meaning of section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period (the "Required Holding Period"), (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder and, if a tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is an individual who holds the share of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iv) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain United States expatriates. If an individual Non-U.S. Holder falls under clause (ii) or (iv) above, he or she will be taxed on his or her net gain derived from the sale under regular United States federal income tax rates. If the individual Non-U.S. Holder falls under clause (iii) above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States source capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (ii) above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The Company believes that it is not currently a USRPHC. However, a Non-U.S. Holder would generally not be subject to tax, or withholding in respect of such tax, on gain from a sale or other disposition of Common Stock by reason of the Company's USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs, provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the Required Holding Period. The Company believes that the Common Stock will be treated as regularly traded.

     If the Company is or has been a USRPHC within the Required Holding Period, and if a Non-U.S. Holder owns in excess of 5% of the fair market value of Common Stock (as described in the preceding paragraph), such Non-U.S. Holder of Common Stock will be subject to United States federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common Stock. In addition, if the Company is or has been a USRPHC within the Required Holding Period and if the Common Stock were not treated as regularly traded, a Non-U.S. Holder (without regard to its ownership percentage) would be subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on a sale or other disposition of Common Stock and could be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax would be creditable against such Non-U.S. Holder's United States federal income tax liability. Non-U.S. Holders are urged to consult their tax advisors concerning the potential applicability of these provisions.

FEDERAL ESTATE TAXES

     An individual Non-U.S. Holder who (i) is not a citizen or resident of the United States (as specifically defined for United States estate tax purposes) at the time of his or her death and (ii) owns, or is treated as owning Common Stock at the time of his or her death, or has made certain lifetime transfers of an interest in Common Stock, will be required to include the value of such Common Stock in his or her gross estate for federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other agreement with the tax authorities in that country.

     United States backup withholding tax (which, in general, is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (a) the payment of dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a United States person) or (b) the payment of the proceeds of the sale of Common Stock to or through the foreign office of a broker. In the case of the payment of proceeds from such a sale of Common Stock through a foreign office of a broker that is a United States person or a "U.S. related person", however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes under current regulations, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of Common Stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

     The Treasury Department recently promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. In addition, the final regulations permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The final regulations are generally effective for payments made after December 31, 1999, subject to certain transition rules. Non-U.S. Holders should consult their own tax advisors with respect to the impact, if any, of the final regulations.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below have severally agreed to purchase, directly or through the exercise of SSI Warrants, and the Selling Stockholders have severally agreed to sell to them, and the International Underwriters named below have severally agreed to purchase, directly or through the exercise of SSI Warrants, and the Selling Stockholders have severally agreed to sell to them, the respective number of shares of the Company's Common Stock set forth opposite the names of such Underwriters below:

                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
U.S. Underwriters
  Morgan Stanley & Co. Incorporated.........................
  Goldman, Sachs & Co. .....................................
  Merrill Lynch, Pierce, Fenner & Smith Incorporated........
  Donaldson, Lufkin & Jenrette Securities Corporation.......
  ING Baring Furman Selz LLC................................
  Lehman Brothers Inc. .....................................
  J.P. Morgan Securities Inc................................
  Smith Barney Inc. ........................................
  Warburg Dillon Read LLC...................................
                                                              ---------
          Subtotal..........................................
                                                              ---------
International Underwriters
  Morgan Stanley & Co. International Limited................
  Goldman Sachs International...............................
  Merrill Lynch International...............................
  Donaldson, Lufkin & Jenrette International................
  ING Baring Furman Selz LLC................................
  Lehman Brothers International (Europe)....................
  J.P. Morgan Securities Ltd. ..............................
  Smith Barney Inc. ........................................
  UBS AG, acting through its division Warburg Dillon Read...
                                                              ---------
          Subtotal..........................................
                                                              ---------
          Total.............................................
                                                              =========

     The U.S. Underwriters and the International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock (directly or through the purchase and exercise of SSI Warrants) offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken. With respect to shares of Common Stock obtained upon the purchase and exercise of SSI Warrants, the Underwriters will remit the exercise price of the SSI Warrants to the Company.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any Shares for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares within the United States or Canada or to any United States or Canadian Person. With respect to ING Baring Furman Selz LLC and Smith Barney Inc., the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as a U.S. Underwriter, (ii) made by it in its capacity as an International Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as an International Underwriter and (iii) shall not restrict its ability to distribute any prospectus relating to the shares of Common Stock to any person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters are referred to herein as the "Shares."

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of Shares as may be mutually agreed. The per share price and currency of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities law thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that: (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "U.K. Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the U.K. Regulations with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price which represents a concession
not in excess of $     per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          a share to other Underwriters or to certain dealers. After the initial offerings of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 3,750,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

     In order to facilitate the offerings of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offerings, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offerings, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The SSI Warrants being purchased by the several Underwriters from SSI Equity Associates will be purchased at a price per underlying share equal to the Price to Public less the exercise price of each such SSI Warrant and the underwriting discount per underlying share. The Underwriters will immediately exercise such SSI Warrants by paying the Company the aggregate exercise price of the SSI Warrants, and will include in the offering the 3,298,576 shares of Common Stock issuable as a result of such exercise.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company and the Selling Stockholders have agreed not to (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) with respect to the Company only, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, except for (i) the shares to be sold in the offerings and the SSI Warrants to be cancelled,
(ii) any shares of Common Stock issued by the Company pursuant to stock option plans in effect on the date of this Prospectus, (iii) option grants under stock option plans in effect on the date of this Prospectus, (iv) any agreement of the Company in connection with an acquisition of assets or properties or any capital stock issuable pursuant to the terms of such an agreement, (v) capital stock issuable upon the exercise of warrants outstanding on the date of this Prospectus or (vi) the cancellation of warrants for a period of at least 90 days from the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the Underwriters. If any such consent is given it would not necessarily be preceded or followed by a public announcement thereof.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for Safeway and the Selling Stockholders by Latham & Watkins, San Francisco, California and Michael C. Ross, General Counsel of Safeway, and for the Underwriters by Brown & Wood LLP, San Francisco, California. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Company's Common Stock. Such persons do not have the power to vote or dispose of such shares of Common Stock. Michael C. Ross holds Common Stock and options to purchase Common Stock which in the aggregate constitute less than 1% of the Company's Common Stock.

                                    EXPERTS

     The consolidated financial statements of the Company as of January 3, 1998 and December 28, 1996 and for each of the three fiscal years in the period ended January 3, 1998, included herein have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          (1) the Company's Annual Report on Form 10-K for the year ended January 3, 1998, as amended by a Form 10-K/A filed April 10, 1998 (the "Form 10-K");

          (2) the portions of the Company's 1997 Annual Report to Stockholders that have been incorporated by reference into the Form 10-K;

          (3) the portions of the Company's Proxy Statement on Schedule 14A dated March 27, 1998 that have been incorporated by reference into the Form 10-K;

          (4) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 28, 1998;


          (5) the Company's Current Reports on Form 8-K filed with the Commission on February 25, 1998 and July 15, 1998;


          (6) description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on February 20, 1990, including the amendment on Form 8 dated March 26, 1990; and

          (7) all other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of all securities to which this Prospectus relates shall be deemed to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to Investor Relations, Safeway Inc., 5918 Stoneridge Mall Road, Pleasanton, California 94588 (telephone 925/467-3790). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                                      LOGO

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)


Issued July 22, 1998


                               25,000,000 Shares

                                  Safeway Inc.

                                  COMMON STOCK
       LOGO

                            ------------------------


  Of the 25,000,000 Shares of Common Stock offered, 5,000,000 Shares are being offered initially outside the United States and Canada by the International Underwriters and 20,000,000 Shares are being offered initially in the United
   States and Canada by the U.S. Underwriters. See "Underwriters." All of the Shares of Common Stock offered are being sold by the Selling Stockholders as described herein under "Principal and Selling Stockholders" and include 21,701,424 presently outstanding Shares and 3,298,576 Shares to be issued concurrently with the consummation of these offerings upon the exercise of outstanding warrants. None of the proceeds from the sale of the Shares will be received by the Company other than $1,649,288 (assuming no exercise of the U.S.
  Underwriters' over-allotment option) representing the exercise price of the warrants. The Company's Common Stock is listed on the New York Stock Exchange under the symbol "SWY." On July 20, 1998, the reported last sale price of the
    Common Stock on the New York Stock Exchange Composite Tape was $44 3/16.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                            PRICE $          A SHARE
                            ------------------------

                                                                   UNDERWRITING
                                           PRICE TO                DISCOUNTS AND          PROCEEDS TO SELLING
                                            PUBLIC                COMMISSIONS(1)            STOCKHOLDERS(2)
                                           --------               --------------          -------------------
Per Share........................              $                         $                         $
Total(3).........................              $                         $                         $

------------
    (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."

    (2) Includes $1,649,288 to be paid to the Company representing the exercise price of warrants for 3,298,576 Shares at $0.50 per share. Expenses of
        the offerings, estimated at $        , will be paid by the Company.

    (3) The Selling Stockholders have granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 3,750,000 additional Shares at the price to public, less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and
        commissions and proceeds to Selling Stockholders will be $        ,
        $        and $        , respectively, and the total amount to be paid to
        the Company representing the exercise price of warrants will be
        $        . See "Underwriters."
                            ------------------------

     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that the delivery of the Shares will be made on or about July , 1998, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                         GOLDMAN SACHS INTERNATIONAL
                                             MERRILL LYNCH INTERNATIONAL

DONALDSON, LUFKIN & JENRETTE
                  International
            ING BARINGS
                        LEHMAN BROTHERS
                                    J.P. MORGAN SECURITIES LTD.
                                                SALOMON SMITH BARNEY
INTERNATIONAL
                                                             WARBURG DILLON READ

July   , 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by the Company in connection with the distribution of the securities being registered are as set forth in the following table:

Securities and Exchange Commission Fee......................  $349,597
*Legal Fees and Expenses (other than Blue Sky)..............   250,000
*Accounting Fees and Expenses...............................    50,000
*Printing Expenses..........................................    50,000
*Blue Sky Fees..............................................    15,000
*Transfer Agent and Registrar Fees and Expenses.............    10,000
*Miscellaneous..............................................    75,403
                                                              --------
          *Total............................................  $800,000
                                                              ========

---------------
* Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders), or (iv) for any transaction for which a director derives an improper personal benefit. In addition, Section 145 of the Delaware General Corporation law and Article III,
Section 13 of the Company's By-Laws, under certain circumstances, provide for the indemnification of the Company's officers, directors, employees and agents against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to Article III,
Section 13 of the Company's By-Laws.

     In general, any officer, director, employee or agent will be indemnified against expenses, including attorney's fees, fines, settlements or judgments, which were actually and reasonably incurred, in connection with a legal proceeding, other than one brought by or on behalf of the Company, to which he was a party as a result of such relationship, if he acted in good faith, and in the manner he believed to be in or not opposed to the Company's best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the action is brought by or on behalf of the Company, the person to be indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interest, but no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of Delaware, or the court in which such action was brought, determines upon application that, despite adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which such Court of Chancery or such other court shall deem proper.

     Any indemnification under the previous paragraphs (unless ordered by a court) will be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct set forth above. Such determination will be made (i) by the Company's board of directors by a majority vote of a quorum of disinterested directors who were not parties to such actions, (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent that a director, officer, employee or agent of the Company is successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the previous paragraph, he will be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company as authorized by the Company's By-Laws. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Company's board of directors deems appropriate.

     The indemnification and advancement of expenses provided by, or granted pursuant to, Section 13 of the Company's By-Laws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. If a claim for indemnification or payment of expenses under Section 13 of the Company's By-Laws is not paid in full within ninety (90) days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Company has the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

     The Company's board of directors may authorize, by a vote of a majority of a quorum of the Company's board of directors, the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of Section 13 of the Company's By-Laws. The Company's board of directors may authorize the Company to enter into a contract with any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise providing for indemnification rights equivalent to or, if the Company's board of directors so determines, greater than those provided for in Section 13 of the Company's By-Laws.

     The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

ITEM 16. EXHIBITS


     *1     Form of Underwriting Agreement.
      4.1   Restated Certificate of Incorporation of the Company and
            Certificate of Amendment of Restated Certificate of
            Incorporation of the Company (incorporated by reference to
            Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q
            for the quarterly period ended June 15, 1996).
      4.2   Form of By-laws of the Company as amended (incorporated by reference to Exhibit 3.2 to Registration Statement No.
            33-33388), and Amendment to the Company's By-laws effective
            March 8, 1993 (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the Fiscal year ended January 2,
            1993).
      4.3   Specimen Common Stock Certificate (incorporated by reference to Exhibit 4(i).1 to Registration Statement No. 33-33388).
      4.4   Registration Rights Agreement dated as of November 25, 1986 by and between Safeway Stores Holdings Corporation
            (predecessor to the Company) and certain limited
            partnerships (incorporated by reference to Exhibit 4(i).4 to
            Registration Statement No. 33-33388).
     *5     Opinion of Latham & Watkins.

     23.1   Consent of Deloitte & Touche LLP.
    *23.2   Consent of Latham & Watkins (included in Exhibit 5).
    *24     Power of Attorney.

---------------
* Previously filed.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 and (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby also undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, California on July 20, 1998.


                                       SAFEWAY INC.

                                       By        /s/ MICHAEL C. ROSS
                                         ---------------------------------------
                                                     Michael C. Ross
                                            Senior Vice President, Secretary
                                                   and General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by each of the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                          TITLE                        DATE
                      ---------                                          -----                        ----

                   *STEVEN A. BURD                       President, Chief Executive Officer       July 20, 1998
-----------------------------------------------------    and Director (Principal Executive
                   Steven A. Burd                        Officer)

                     *DAVID WEED                         Executive Vice President, Chief          July 20, 1998
-----------------------------------------------------    Financial Officer (Principal
                     David Weed                          Financial Officer and Principal
                                                         Accounting Officer)

                  *PETER A. MAGOWAN                      Director                                 July 20, 1998
-----------------------------------------------------
                  Peter A. Magowan

                *WILLIAM Y. TAUSCHER                     Director                                 July 20, 1998
-----------------------------------------------------
                 William Y. Tauscher

                *JAMES H. GREENE. JR                     Director                                 July 20, 1998
-----------------------------------------------------
                James H. Greene, Jr.

                     *PAUL HAZEN                         Director                                 July 20, 1998
-----------------------------------------------------
                     Paul Hazen

                  *HENRY R. KRAVIS                       Director                                 July 20, 1998
-----------------------------------------------------
                   Henry R. Kravis

                *ROBERT I. MACDONNELL                    Director                                 July 20, 1998
-----------------------------------------------------
                Robert I. MacDonnell

                 *GEORGE R. ROBERTS                      Director                                 July 20, 1998
-----------------------------------------------------
                  George R. Roberts

              *By: /s/ MICHAEL C. ROSS                                                            July 20, 1998
  ------------------------------------------------
                   Michael C. Ross
                 as attorney-in-fact

                                 EXHIBIT INDEX


                                                                         SEQUENTIALLY
EXHIBIT                                                                    NUMBERED
  NO.                              DESCRIPTION                               PAGE
-------                            -----------                           ------------
  *1       Form of Underwriting Agreement..............................
   4.1     Restated Certificate of Incorporation of the Company and
           Certificate of Amendment of Restated Certificate of
           Incorporation of the Company (incorporated by reference to
           Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q
           for the quarterly period ended June 15, 1996)...............
   4.2     Form of By-laws of the Company as amended (incorporated by reference to Exhibit 3.2 to Registration Statement No.
           33-33388), and Amendment to the Company's By-laws effective
           March 8, 1993 (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the Fiscal year ended January 2,
           1993).......................................................
   4.3     Specimen Common Stock Certificate (incorporated by reference to Exhibit 4(i).1 to Registration Statement No. 33-33388)...
   4.4     Registration Rights Agreement dated as of November 25, 1986 by and between Safeway Stores Holdings Corporation
           (predecessor to the Company) and certain limited
           partnerships (incorporated by reference to Exhibit 4(i).4 to
           Registration Statement No. 33-33388)........................
  *5       Opinion of Latham & Watkins.................................
  23.1     Consent of Deloitte & Touche LLP............................
 *23.2     Consent of Latham & Watkins (included in Exhibit 5).........
 *24       Power of Attorney...........................................


---------------
* Previously filed.